Contact

www.linkedin.com/in/jcbennie (LinkedIn)
homeshake.com/ (Company)
bpbslaw.com/ (Company)

Top Skills

Civil Litigation
Commercial Litigation
Litigation

Languages

English (Native or Bilingual)

Honors-Awards

Ohio Young Lawyers 2014 Rising Star®
C-Change Leadership Program
Community Service District Award for Attorneys 40 & Under
Ohio Young Lawyers 2015 Rising Star®
Ohio Young Lawyers 2016 Rising Star®

Jonathan C. Bennie

Co-Founder at Homeshake | Attorney | Real Estate
Cincinnati, Ohio, United States

Summary

Real Estate Attorney | Co-Founder of Homeshake, a BigCo spinoff looking to change the way people buy and sell homes | Community Volunteer | Fighting Irish | Bearcats

Experience

Homeshake
Co-Founder
January 2020 - Present (2 years 9 months)
Cincinnati, Ohio, United States

Homeshake is the the new way to buy or sell your home - No agents. No commissions. No guesswork. Homeshake is a platform where buyers and sellers deal directly with one another from start to finish. It’s the simple, no nonsense, win-win way to buy or sell a home.

Barron Peck Bennie & Schlemmer Co., LPA
Attorney
August 2007 - Present (15 years 2 months)

Jonathan is a shareholder in the law firm of Barron Peck Bennie & Schlemmer, where he has practiced his entire career. Jonathan focuses on real estate and business law, including real estate and commercial litigation. He advises clients in connection with real estate purchases, sales, financing, development, leasing, and operation, as well as with property tax appeals, title matters, foreclosures, receiverships, landlord tenant relationships, and condominium and community association matters. Jonathan counsels clients on various business transactions, from day-to-day legal matters to extraordinary opportunities, strategy, and dispute resolution.

Education

University of Cincinnati College of Law
 · (2004 - 2007)

University of Notre Dame - Mendoza College of Business

Finance, Business College - Finance · (2000 - 2004)